SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934 For September 2004

ASML Holding N.V. De Run 6501 5504 DR Veldhoven The Netherlands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	Notice to U.S. Shareholders of August 26, 2004 Extraordinary General Meeting of Shareholders, dated August 9, 2004.

99.2	"Micron Technology, Inc., and ASML MaskTools Enter Broad Collaboration Agreement", dated September 14, 2004.

99.3	"Nikon, ASML and Carl Zeiss SMT Sign Memorandum of Understanding Providing for Cross Licenses of Patents and Settlement of Legal Proceedings", dated September 29, 2004.

99.4	"ASML Updates Business Outlook for Second Half 2004", dated September 29, 2004.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date:	October 12, 2004	By:	/s/ Peter T.F.M. Wennink Peter T.F.M. Wennink Executive Vice President and Chief Financial Officer